15045555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8- 65886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Global Equity Sales LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Ave. - Suite 602
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Ave, White Plains NY 10604
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/25/15

OATH OR AFFIRMATION

I, Howard Berkenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Global Equity Sales LLC, as of Dec 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT ILARIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IL6134434
Qualified in Westchester County
My Commission Expires October 03, 2017

Robert Ilaria
Notary Public

Signature

Manager
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(e)(3)
And Report of Independent Registered Public Accounting Firm and Supplementary Information

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales, LLC

We have audited the accompanying statement of financial condition of UOB Global Equity Sales, LLC as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of UOB Global Equity Sales, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Global Equity Sales, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The financial statements of UOB Global Equity Sales, LLC as of and for the year ended December 31, 2013, were audited in accordance with auditing standards generally accepted in the United States of America by other auditors, whose report dated February 14, 2014, expressed an unmodified opinion on these financial statements.

The 2014 supplemental information contained in the schedule on page 11 has been subjected to audit procedures performed in conjunction with the audit of UOB Global Equity Sales, LLC's financial statements. The supplemental information is the responsibility of UOB Global Equity Sales, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole. The 2013 supplementary information on page 11 was subjected to the auditing procedures applied in the 2013 audit of the basic financial statements by other auditors whose report on such information stated that it was fairly stated in all material respects in relation to the 2013 financial statements as a whole.

Citrin Cooperman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 20, 2015

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash	$ 2,276,861	$ 3,498,808
Receivables from customer	668,023	1,515,736
Prepaid expenses	3,218	2,178
Total Assets	$ 2,948,102	$ 5,016,722
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 341,833	$ 581,311
Due to affiliate	100,101	100,101
Total Liabilities	441,934	681,412
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY	2,506,168	4,335,310
Total Liabilities and Member's Equity	$ 2,948,102	$ 5,016,722

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES		
Incentive fees	$ 395,211	$ 1,749,537
Management fees	2,385,423	2,174,843
Interest income	1,906	2,437
Net Revenues	2,782,540	3,926,817
EXPENSES		
Payroll and benefits	1,087,212	1,087,212
Discretionary bonus	292,714	520,031
Unincorporated business taxes	29,869	42,279
Meals and entertainment	30,000	30,000
Travel	30,000	30,000
Rent	18,000	18,000
Professional fees	44,000	43,069
Compliance fees	12,000	14,500
Administration fees	36,000	36,000
Consulting	7,104	-
Licenses and fees	23,188	19,734
Other	1,595	4,623
Total Expenses	1,611,682	1,845,448
Net Income	$ 1,170,858	$ 2,081,369

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Member's equity - January 1	$ 4,335,310	$ 2,253,941
Member's distributions	(3,000,000)	-
Net income	1,170,858	2,081,369
Member's Equity - December 31	$ 2,506,168	$ 4,335,310

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,170,858	$ 2,081,369
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	(1,040)	(1,242)
Receivables from customer	847,713	(986,591)
Accrued expenses	(239,478)	466,993
Net Cash Provided By Operating Activities	1,778,053	1,560,529
CASH USED IN FINANCING ACTIVITIES		
Member's distributions	(3,000,000)	-
Net Increase (Decrease) in Cash	(1,221,947)	1,560,529
Cash - Beginning of Year	3,498,808	1,938,279
Cash - End of Year	$ 2,276,861	$ 3,498,808

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1. ORGANIZATION

UOB Global Equity Sales LLC (the "Company") was established as a limited liability company ("LLC") in the State of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission and a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent").

The Company's activities have been limited to acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's principal business office is located in New York City.

Since the Company is an LLC, the member is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Income is recognized as earned and expenses are recognized as incurred.

Use of Estimates

The preparation financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement, services are rendered, the sales price is determinable, and collectibility is reasonably assured.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that a valuation allowance was not required at December 31, 2014 and 2013.

Income Taxes

As a single-member LLC, the Company is considered a disregarded entity for Federal, New York State and New York City income tax purposes. An allocated provision for the New York City Unincorporated Business Tax has been made for the years ended December 31, 2014 and 2013, of $29,869 and $42,279, respectively.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board, Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is no longer subject to examinations by taxing authorities for years before 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. These reclassification adjustments had no effect on the Company's previously reported net income. The Company has reclassified its balance sheets as of December 31, 2014 and 2013 to show prepaid expenses. The Company also reclassified its statements of cash flows for the years ended December 31, 2014 and 2013, to include these prepaid expenses.

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 20, 2015, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements

3. MANAGEMENT AND INCENTIVE FEES

Management and incentive fees are calculated by the investment manager according to the advisory agreement it has with each investor. Management fees are calculated based upon an agreed-upon rate and the value of the assets under management. Incentive fees are calculated at an agreed-upon rate and are dependent on the performance of the investment under management. The Company receives a portion of the management and/or incentive fees for its activities as a placement agent according to its agreement(s) with the investment manager.

4. RELATED PARTIES

Pursuant to a cost sharing agreement (the "Agreement") between the Parent and the Company, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company. In addition, pursuant to the Agreement, the Parent acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Company. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Parent. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Parent are based on the estimated amount of time spent by employees on behalf of

4. RELATED PARTIES (cont'd)

the Company and the Parent. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Parent. Total Allocated Costs charged to the Company by the Parent in 2014 and 2013 are included in the accompanying statements of income and amounted to $1,087,212 in each year.

The amount due to the Parent is $100,101 as of December 31, 2014 and 2013.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2014 and 2013, the Company's regulatory net capital was $2,127,640 and $3,337,428, respectively, which exceeded the Company's minimum net capital requirement of $29,462 and $45,427, respectively. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .20 to 1.

6. CONCENTRATION OF CREDIT RISK

The Company places its cash and cash equivalents, which may be at times in excess of Federal Deposit Insurance Corporation limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. Accounts receivable are from investment advisors for which the Company reviews their backgrounds and credit history before entering into agreements. Allowances for possible losses are based on factors surrounding the credit risk of the investment advisor, historical trends and other information. At December 31, 2014 and 2013, one customer accounted for 100% of the Company's accounts receivable.

SUPPLEMENTAL INFORMATION

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATIONS

DECEMBER 31, 2014 AND 2013

	2014	2013
NET CAPITAL	$ 2,506,168	$ 4,335,310
Non-allowable assets	(671,242)	(1,517,914)
Other additions: discretionary bonus	292,714	520,031
Tentative net capital	2,127,640	3,337,427
Rounding	-	1
Net Capital per Rule 15c3-1	$ 2,127,640	$ 3,337,428
Computation of Basic Net Capital Requirements		
Minimum net capital requirement - greater of 6 2/3% of aggregate indebtedness or $5,000	$ 29,462	$ 45,427
Excess Net Capital	$ 2,098,178	$ 3,292,001
Aggregate Indebtedness		
Accrued expenses and due to affiliate	$ 441,934	$ 681,412
Ratio of Aggregate Indebtedness to Net Capital	0.20 to 1	0.20 to 1

RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED ORIGINALLY FILED FOCUS REPORT AS OF DECEMBER 31, 2014

Net capital, as reported in originally filed FOCUS report	$ 2,046,247
Decrease in non-allowable assets	156
Increase in Other Additions of Discretionary Bonuses	81,237
Net capital, per audited report	$ 2,127,640

See report of independent registered public accounting firm.

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UOB Global Equity Sales, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Global Equity Sales, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) UOB Global Equity Sales, LLC stated that UOB Global Equity Sales, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Global Equity Sales, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Global Equity Sales, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 20, 2015

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM

UOB Global Equity Sales LLC (A Member of the United Overseas Bank Group)
592 FIFTH AVENUE, NEW YORK, N.Y. 10036, USA Phone (212) 398-6633 Fax (212) 398-4030

Exemption Report

The following statements are made to the best of our knowledge and belief:

For the year ending December 31, 2014, UOB Global Equity Sales LLC claimed an exemption from SEC Rule 15c3-3 paragraph (k)(2)(i).

UOB Global Equity Sales LLC met the exemption provisions of SEC Rule 15c3-3 (k)(2)(i) throughout the year ended December 31, 2014, without exception.

Howard Berkenfeld
Chief Compliance Officer

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
UOB Global Equity Sales, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by UOB Global Equity Sales, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating UOB Global Equity Sales, LLC's compliance with the applicable instructions of Form SIPC-7. UOB Global Equity Sales, LLC's management is responsible for UOB Global Equity Sales, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers to the general ledger, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers to the general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 20, 2015

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2014

SIPC - 7 General Assessment	$	6,956
Less amounts paid:		
July 2014		(2,894)
Amount due with Form SIPC-7	$	4,062

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountant's agreed-upon procedures report on schedule of assessment and payments.